Dynegy Holdings Inc.

1000 Louisiana, Suite 5800

Houston, Texas 77002

(713) 507-6400

October 5, 2010

Via E-mail (RansomM@sec.gov) and EDGAR

U. S. Securities and Exchange Commission

Attn: Ms. Mara Ransom

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Dynegy Holdings Inc. Registration Statement on Form S-4 filed on June 25, 2010, as amended by Amendment No. 1 to Form S-4 filed on September 29, 2010
Registration No. 333-167884 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date for the Registration Statement be accelerated so that it will become effective at 10:00 a.m., Washington, D.C. time, on Wednesday, October 6, 2010, or as soon as possible thereafter.

The Registrant acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the Registration Statement may not be asserted as a defense in any proceeding which may be brought by any person with respect to matters under inquiry by the Division of Enforcement. The Registrant also represents to the Securities and Exchange Commission (the “Commission”) that should the Commission, or the staff acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The Registrant further acknowledges that the action of the Commission, or the staff acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

Please contact Eric Johnson of Locke Lord Bissell & Liddell LLP at (713) 226-1249 with any questions you may have concerning this request. In addition, please notify Mr. Johnson when this request for acceleration has been granted.

Very truly yours,

/s/ Carolyn J. Stone

Carolyn J. Stone

Senior Vice President and Treasurer

U. S. Securities and Exchange Commission

October 5, 2010

cc:	Via Facsimile: (713) 229-2642
J. Eric Johnson
Locke Lord Bissell & Liddell LLP
600 Travis, Suite 2800
Houston, Texas 77002